Exhibit (a)(1)(L)

INTERCEPT PHARMACEUTICALS, INC.
2012 EQUITY INCENTIVE PLAN
STOCK OPTION GRANT

Stock Option Grant Notice (Employees only)

Intercept Pharmaceuticals, Inc. (the "Company") hereby grants to the participant named below (the "Participant") an option of the type specified below (this "Option") to purchase up to the number of shares of the Company's common stock, par value $0.001 per share (the "Shares"), set forth below at the exercise price set forth below. This Option is subject to all of the terms and conditions set forth in this Stock Option Grant Notice (this "Grant Notice"), the Intercept Pharmaceuticals, Inc. 2012 Equity Incentive Plan (as amended, the "Plan") and the Stock Option Agreement attached hereto (the "Agreement"). Capitalized terms not defined in this Grant Notice but defined in the Agreement or the Plan will have the meanings assigned to such terms in the Agreement or the Plan, as applicable.

1. Name and Address of Participant:

2. Date of Grant:

3. Type of Option:	Non-Qualified

4. Number of Shares Underlying Option:

5. Exercise Price Per Share:

6. Option Expiration Date:	The date which is 6 years and 6 months following the Date of Grant

7. Vesting Commencement Date:	Date of Grant

8.  Vesting Schedule: This Option shall become exercisable (and the Shares issued upon exercise shall be vested) as follows provided the Participant is an Employee, director or Consultant of the Company or an Affiliate on the first anniversary of the Date of Grant with respect to [number] Shares and the second anniversary of the Date of Grant with respect to [number] Shares.

See Section 1(b) of the Agreement for vesting in the event of a Change of Control (as defined in the Agreement). The foregoing vesting provisions are subject to the other terms and conditions of the Agreement and the Plan.

By accepting this Option, whether electronically or otherwise, the Participant acknowledges receipt of, and understands and agrees to, this Grant Notice, the Agreement, and the Plan, and reaffirms the Participant's understanding of, and agreement to, the terms and conditions of the Offer to Exchange Eligible Options for New Options (the "Exchange Offer"), dated August 16, 2021, in which the Participant has elected to participate and pursuant to which this Option is issued. This Grant Notice, the Agreement and the Plan set forth the entire understanding between the Participant and the Company regarding this Option and supersede all prior oral and written agreements on the terms of this Option, including the Exchange Offer. In the event of a conflict among any of the documents described in the preceding sentence, the provisions of the Grant Notice and the Agreement shall govern.

INTERCEPT PHARMACEUTICALS, INC.
2012 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT

Pursuant to the Stock Option Grant Notice to which this agreement is attached (the "Grant Notice") and this Stock Option Agreement (this "Agreement"), Intercept Pharmaceuticals, Inc. (the "Company") has granted to the participant named in the Grant Notice (the "Participant") a Non-Qualified option (this "Option"), under and for the purposes set forth in the Intercept Pharmaceuticals, Inc. 2012 Equity Incentive Plan (as amended, the "Plan"), to purchase up to the number of shares of the Company's common stock, par value $0.001 per share (the "Shares"), indicated in the Grant Notice at the exercise price indicated in the Grant Notice (as each may be adjusted from time to time in accordance with this Agreement and the Plan, the "Exercise Price"). Capitalized terms not defined in this Agreement or in the Grant Notice but defined in the Plan will have the meanings assigned to such terms in the Plan.

The terms and conditions of this Option, in addition to those set forth in the Grant Notice and the Plan, are as follows:

1.             EXERCISABILITY OF OPTION.

(a)           Subject to the terms and conditions set forth in this Agreement and the Plan, this Option shall become vested and exercisable as set forth in the Grant Notice. This Option shall continue to vest and become exercisable in accordance with its terms for so long as the Participant is an Employee, director or Consultant of the Company or an Affiliate.

(b)           Notwithstanding the foregoing, except to the extent specifically provided to the contrary in any employment agreement between the Participant and the Company or an Affiliate, in the event of (i) a Change of Control (as defined below) and the Participant's service with the Company, the acquiring or succeeding corporation or any Affiliate of any of the foregoing is terminated by such entity for any reason other than for Cause within 12 months of the Change of Control, then, immediately prior to such termination, this Option, to the extent then-outstanding, shall become fully vested and exercisable, or (ii) a Corporate Transaction (as defined in Section 24(b) of the Plan) that is a Change of Control in which the acquiring entity does not assume this Option, then, immediately prior to the Change of Control, this Option, to the extent then-outstanding, shall become fully vested and exercisable.

For purposes of this Agreement, "Change of Control" means the occurrence of any of the following events:

(i)            Ownership. Any "Person" (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) becomes the "Beneficial Owner" (as defined in Rule 13d-3 under said Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company's then-outstanding voting securities (excluding for this purpose any such voting securities held by the Company or its Affiliates or any employee benefit plan of the Company); or

(ii)           Merger/Sale of Assets. (A) A merger or consolidation of the Company whether or not approved by the Board of Directors, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the sale or disposition by the Company of all or substantially all of the Company's assets in a transaction requiring stockholder approval; or

(iii)         Change in Board Composition. A change in the composition of the Board of Directors, as a result of which fewer than a majority of the directors are Incumbent Directors. "Incumbent Directors" shall mean directors who either (A) are directors of the Company as of the date of grant, or (B) are elected, or nominated for election, to the Board of Directors with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but shall not include an individual whose election or nomination is in connection with an actual or threatened proxy contest relating to the election of directors to the Company).

2.             TERM OF OPTION.

This Option shall terminate on the Option Expiration Date specified in the Grant Notice, but shall be subject to earlier termination as provided herein or in the Plan.

If the Participant ceases to be an Employee, director or Consultant of the Company or an Affiliate for any reason other than the termination of the Participant for Cause (the date of such cessation of service, the "Termination Date"), this Option, to the extent then vested and exercisable, and not previously terminated in accordance with this Agreement, may be exercised by the Participant or, as applicable, the Participant's Survivors on or prior to the earliest of the following:

(i)             in the event that the Participant ceases to be an Employee, director or Consultant of the Company or an Affiliate other than for Cause or due to the Disability or death of the Participant, the date that is three (3) months after the Termination Date; provided, that the commencement of such three-month period shall be tolled (subject to clause (iii) below) for so long as the sale of any Shares received upon exercise of this Option on or after the Termination Date (including in connection with a broker-assisted cashless exercise) would result in (a) short swing profit liability for the Participant under Section 16(b) of the Exchange Act or (b) a violation of the Company's insider trading policy; provided, further, that, in the event of the Participant's Disability or death within such period, the Participant or, as applicable, the Participant's Survivors may exercise this Option on or prior to the date that is one (1) year after the Termination Date;

(ii)            in the event that the Participant ceases to be an Employee, director or Consultant of the Company or an Affiliate due to the Disability or death of the Participant, the date that is one (1) year after the Termination Date; or

(iii)           the Option Expiration Date specified in the Grant Notice.

The unvested portion of this Option shall not be exercisable and shall expire and be cancelled on the Termination Date; provided, that, in the event that the Participant ceases to be an Employee, director or Consultant of the Company or an Affiliate due to the Disability or death of the Participant, and rights to exercise this Option accrue periodically, a pro rata portion of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled or died shall vest and become exercisable as of the Termination Date. Such proration shall be based upon the number of days accrued in the current vesting period prior to the date of the Participant's termination of service due to Disability or death.

If the Participant ceases to be an Employee of the Company or an Affiliate but continues after termination of employment to provide services to the Company or an Affiliate as a director or Consultant, this Option shall continue to vest and become exercisable until the Participant is no longer providing services to the Company or an Affiliate as set forth above.

In the event the Participant's service is terminated by the Company or an Affiliate for Cause, the Participant's right to exercise any unexercised portion of this Option (even if vested) shall cease immediately as of the time the Participant is notified his or her service is terminated for Cause, and this Option shall thereupon terminate. Notwithstanding anything herein to the contrary, if subsequent to the Participant's termination, but prior to the exercise of this Option, the Administrator determines that, either prior or subsequent to the Participant's termination, the Participant engaged in conduct which would constitute Cause, then the Participant shall immediately cease to have any right to exercise this Option and this Option shall thereupon terminate.

3.             METHOD OF EXERCISING OPTION.

Subject to the terms and conditions of this Agreement, this Option may be exercised by written notice to the Company or its designee (in a form designated by the Company, which may include electronic notice) stating the number of Shares with respect to which this Option is being exercised. Payment of the Exercise Price for such Shares shall be made in accordance with Paragraph 9 of the Plan. The Company shall deliver such Shares as soon as practicable after the notice shall be received, provided, however, that the Company may delay issuance of such Shares until completion of any action or obtaining of any consent, which the Company deems necessary under any applicable law (including, without limitation, state securities or "blue sky" laws). The Shares as to which this Option shall have been so exercised shall be registered in the Company's share register in the name of the person so exercising this Option (or, if this Option shall be exercised by the Participant and if the Participant shall so request in the notice exercising this Option, shall be registered in the Company's share register in the name of the Participant and another person jointly, with right of survivorship) and shall be delivered as provided above to or upon the written order of the person exercising this Option. In the event this Option shall be exercised, pursuant to Section 2 hereof, by any person other than the Participant, such notice shall be accompanied by appropriate proof of the right of such person to exercise this Option. All Shares that shall be purchased upon the exercise of this Option as provided herein shall be fully paid and nonassessable.

4.             PARTIAL EXERCISE.

Exercise of this Option to the extent above stated may be made in part at any time and from time to time within the above limits, except that no fractional share shall be issued pursuant to this Option.

5.             PROHIBITIONS ON TRANSFER.

This Option shall not be transferable by the Participant otherwise than by will or by the laws of descent and distribution. The Option may also be transferred pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act or the rules thereunder. Except as provided above in this Section 5, this Option shall be exercisable during the Participant's lifetime only by the Participant (or, in the event of legal incapacity or incompetency, by the Participant's guardian or representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of this Option or of any rights granted hereunder contrary to the provisions of this Section 5, or the levy of any attachment or similar process upon this Option shall be null and void.

6.             NO RIGHTS AS STOCKHOLDER.

The Participant shall have no rights as a stockholder with respect to Shares subject to this Option until registration of the Shares in the Company's share register in the name of the Participant. Except as is expressly provided in the Plan with respect to certain changes in the capitalization of the Company, no adjustment shall be made for dividends or similar rights for which the record date is prior to the date of such registration.

7.             ADJUSTMENTS.

This Option, including the number of Shares subject to this Option and the Exercise Price, shall be subject to adjustment from time to time as provided for in the Plan upon the occurrence of certain events described therein.

8.             TAXES.

The Participant acknowledges that any income or other taxes due from him or her with respect to this Option or the Shares issuable pursuant to this Option shall be the Participant's responsibility. The Participant acknowledges and agrees that (i) the Participant was free to use professional advisors of his or her choice in connection with his or her acceptance of this Option, has received advice from his or her professional advisors in connection with his or her acceptance of this Option, understands its meaning and import, and has accepted this Option freely and without coercion or duress; (ii) the Participant has not received and is not relying upon any advice, representations or assurances made by or on behalf of the Company or any Affiliate or any employee of or counsel to the Company or any Affiliate regarding any tax or other effects or implications of this Option, the Shares subject to this Option or other matters contemplated hereby; and (iii) neither the Administrator, the Company, its Affiliates, nor any of its or their officers or directors, shall be held liable for any applicable costs, taxes, or penalties associated with this Option if, in fact, the Internal Revenue Service were to determine that this Option constitutes deferred compensation under Section 409A of the Code.

The Participant agrees that the Company may withhold from the Participant's remuneration, if any, the amount of federal, state and local withholding taxes attributable to such amount that is considered compensation includable in such person's gross income in connection with the exercise of this Option and, as a condition to the exercise of this Option, the Participant shall make arrangements satisfactory to the Company to enable it to satisfy all such withholding requirements. Without limiting the generality of the foregoing, at the Company's discretion, the amount required to be withheld may be withheld in cash from such remuneration, or in kind from the Shares otherwise deliverable to the Participant on exercise of this Option. The Participant further agrees that, to the extent the Company does not withhold an amount from the Participant's remuneration sufficient to satisfy the Company's income tax withholding obligation, the Participant will reimburse the Company on demand, in cash, for the amount under-withheld.

9.             SECURITIES LAWS COMPLIANCE.

The Participant specifically acknowledges and agrees that this Option and any delivery of Shares hereunder shall be subject to compliance with the requirements of the Securities Act and other applicable securities laws, rules or regulations. In addition, applicable securities laws, rules or regulations may restrict the ability of the Participant to resell Shares delivered hereunder, including due to the Participant's affiliation with the Company. The Company shall not be obligated to issue the Shares if such issuance would violate any applicable securities law, rule or regulation.

10.           NO OBLIGATION TO MAINTAIN RELATIONSHIP.

The Participant acknowledges that: (i) the Company is not by the Plan or this Option obligated to continue the Participant as an Employee, director or Consultant of the Company or an Affiliate; (ii) the Plan is discretionary in nature and may be suspended or terminated by the Company at any time; (iii) the grant of this Option is a one-time benefit which does not create any contractual or other right to receive future grants of options, or benefits in lieu of options; (iv) all determinations with respect to future grants, if any, will be at the sole discretion of the Company; (v) the Participant's participation in the Plan is voluntary; (vi) the value of this Option is an extraordinary item of compensation which is outside the scope of the Participant's employment or consulting contract, if any; and (vii) this Option is not part of normal or expected compensation for purposes of calculating any severance, resignation, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments.

11.           NOTICES.

Any notices required or permitted by the terms of this Agreement or the Plan shall be given by recognized courier service, registered or certified mail, return receipt requested, addressed as follows:

If to the Company:

Intercept Pharmaceuticals, Inc.
10 Hudson Yards, 37th Floor
New York, NY 10001

Attention: General Counsel

If to the Participant at the address set forth on the Grant Notice or to such other address or addresses of which notice in the same manner has previously been given. Any such notice shall be deemed to have been given upon the earlier of receipt, one business day following delivery to a recognized courier service or three business days following mailing by registered or certified mail.

The Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this Option by electronic means. By accepting this Option, whether electronically or otherwise, the Participant consents to receive such documents by electronic delivery and to participate in the Plan through an online or electronic system established and maintained by the Company or another third party designated by the Company.

12.           GOVERNING LAW.

The Grant Notice and this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflict of law principles thereof. For the purpose of litigating any dispute that arises under the Grant Notice, this Agreement or the Plan, each of the Company and, by accepting this Option, whether electronically or otherwise, the Participant hereby consents to exclusive jurisdiction in New York and agrees that such litigation shall be conducted in the state courts of New York County, New York or the federal courts of the United States for the District of the Southern District of New York.

13.           BENEFIT OF AGREEMENT.

Subject to the provisions of the Plan and the other provisions hereof, the Grant Notice and this Agreement shall be for the benefit of and shall be binding upon the heirs, executors, administrators, successors and assigns of the parties hereto.

14.           ENTIRE AGREEMENT.

The Grant Notice and this Agreement, together with the Plan, embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof. No statement, representation, warranty, covenant or agreement not expressly set forth in the Grant Notice or this Agreement shall affect or be used to interpret, change or restrict the express terms and provisions of the Grant Notice or this Agreement; provided, however, in any event, the Grant Notice and this Agreement shall be subject to and governed by the Plan. This Option is subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required. In addition, this Option (and any compensation paid or shares issued pursuant to this Option) is subject to recoupment in accordance with The Dodd-Frank Wall Street Reform and Consumer Protection Act and any implementing regulations thereunder, any clawback policy adopted by the Company and any compensation recovery policy otherwise required by applicable law.

15.           MODIFICATIONS AND AMENDMENTS.

The terms and provisions of the Grant Notice and this Agreement may be modified or amended as provided in the Plan.

16.           WAIVERS AND CONSENTS.

Except as provided in the Plan, the terms and provisions of the Grant Notice and this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of the Grant Notice or this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent.

17.           DATA PRIVACY.

By accepting this Option, whether electronically or otherwise, the Participant: (i) authorizes the Company and each Affiliate, and any agent of the Company or any Affiliate administering the Plan or providing Plan recordkeeping services, to disclose to the Company or any of its Affiliates such information and data as the Company or any such Affiliate shall request in order to facilitate the grant of options and the administration of the Plan; (ii) waives any data privacy rights he or she may have with respect to such information or the sharing of such information; and (iii) authorizes the Company and each Affiliate to store and transmit such information in electronic form for the purposes set forth in the Grant Notice and this Agreement.

18.           SEVERABILITY.

If all or any part of the Grant Notice, this Award Agreement or the Plan is declared by any court or governmental authority to be unlawful or invalid, such unlawfulness or invalidity will not invalidate any portion of the Grant Notice, this Award Agreement or the Plan not declared to be unlawful or invalid. Any section of the Grant Notice, this Award Agreement or the Plan (or part of such a section) so declared to be unlawful or invalid shall, if possible, be construed in a manner which will give effect to the terms of such section or part of a section to the fullest extent possible while remaining lawful and valid.

19.            NON-U.S. PARTICIPANTS.

If the Participant works and/or resides outside of the United States, the applicable terms and conditions set forth in appendix A shall apply to this Option. In addition, the Company reserves the right to impose other requirements on the Participant to the extent the Company determines that such requirements are necessary or advisable in order to comply with local law or facilitate the administration of the Plan and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

APPENDIX A

INTERCEPT PHARMACEUTICALS, INC.
2012 EQUITY INCENTIVE PLAN
STOCK OPTION AGREEMENT

TERMS AND CONDITIONS FOR NON-U.S. PARTICIPANTS

This Appendix includes additional or different terms and conditions that govern this Option if the Participant works and/or resides outside of the United States. This Appendix forms part of the Stock Option Agreement to which it is attached (the "Agreement"). Capitalized terms not defined in this Appendix but defined in the Agreement or the Plan will have the meanings assigned to such terms in the Agreement or the Plan, as applicable. References within this Appendix to "you" refer to the Participant.

These terms are general in nature, may not apply to your particular situation and are based on securities, tax and other laws that are often complex and subject to frequent change. As such, the Company strongly recommends that you do not rely on this summary as your only source of information relating to the consequences of your Option and participation in the Plan and further that you consult your personal tax or legal advisors for advice as to how the laws in your country apply to your situation. Note that if you are a citizen or resident of a country other than the one in which you are working, additional requirements, other than those described herein, may be applicable to you.

ALL NON-U.S. PARTICIPANTS

1.	TAXES (REPLACING SECTION 8 OF THE AGREEMENT)

The Participant acknowledges that any income or other taxes due from him or her with respect to this Option or the Shares issuable pursuant to this Option shall be the Participant's responsibility. The Participant acknowledges and agrees that (i) the Participant was free to use professional advisors of his or her choice in connection with his or her acceptance of this Option, has received advice from his or her professional advisors in connection with his or her acceptance of this Option, understands its meaning and import, and has accepted this Option freely and without coercion or duress; and (ii) the Participant has not received and is not relying upon any advice, representations or assurances made by or on behalf of the Company or any Affiliate or any employee of or counsel to the Company or any Affiliate regarding any tax or other effects or implications of this Option, the Shares subject to this Option or other matters contemplated hereby.

The Participant agrees that the Company may withhold from the Participant's remuneration, if any, the statutory or contractual amount of any federal, provincial, state, local and personal income taxes, wage tax and social security contributions (including, as applicable, UK National Insurance Contributions of any kind and Canada Pension Plan contributions) required by law or contract to be withheld or that the Participant has elected to bear (including, as applicable, employer National Insurance Contributions) in relation to the grant or exercise of this Option ("Participant Tax Liability") and, as a condition to the grant or exercise of this Option (as applicable), the Participant shall make arrangements satisfactory to the Company to enable it to satisfy all such withholding requirements. Without limiting the generality of the foregoing, at the Company's discretion, the amount required to be withheld may be withheld in cash from such remuneration. The Participant further agrees that, to the extent the Company does not withhold an amount from the Participant's remuneration sufficient to satisfy the Company's income or wage tax and social security withholding obligation, the Participant will reimburse the Company on demand, in cash, for the amount under-withheld.

2.	WAIVER OF RIGHTS ON TERMINATION (EXCEPT FRANCE, PORTUGAL, SPAIN AND DENMARK)

The Participant hereby waives all and any rights to compensation or damages in consequence of the termination of his or her office or employment with the Company or his or her employing entity for any reasons whatsoever (whether lawful or unlawful and including, without prejudice to the generality of the foregoing, in circumstances giving rise to a claim for wrongful dismissal) insofar as those rights arise or may arise from his or her ceasing to have rights under or being entitled to exercise this Option as a result of such termination, or from the loss or diminution in value of any rights or entitlements in connection with the Plan.

The Plan and this Option do not form part of the Participant's contract of employment. If the Participant ceases to be employed or engaged by the Company or any Affiliate for any reason (including as a result of a repudiatory breach of contract by the Company or its Affiliate), the Participant shall not be entitled, and by participating in the Plan the Participant shall be deemed irrevocably to have waived any entitlement, by way of compensation for loss of employment, breach of contract or otherwise, to any sum or other benefit to compensate the Participant for any rights or prospective rights under the Plan. This exclusion applies equally (and without limitation) to any loss arising from the way in which the discretion is (or is not) exercised under any provision of the Plan even if the exercise (or non-exercise) of such discretion is, or appears to be, irrational or perverse and/or breaches, or is claimed to breach any implied term of the Plan or any other contract between the Participant and the Participant's employer. Participation in the Plan and any benefits provided under it shall not be pensionable nor will they count as pay or remuneration when calculating salary related benefits (including, but not limited to, pension).

3.	DATA PRIVACY (IN ADDITION TO SECTION 19 OF THE AGREEMENT) (EXCEPT ITALY, PORTUGAL AND SPAIN)

(a)	The Participant hereby explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of his or her personal data as described in the Agreement by and among, as applicable, his or her employing entity or contracting party and the Company for the exclusive purpose of implementing, administering and managing his or her participation in the Plan.

(b)	The Participant acknowledges the following:

(i)	the Company holds certain personal information about the Participant, including, but not limited to, his or her name, home address and telephone number, work location and phone number, date of birth, hire date, bank and payroll details, social security numbers, details of all awards or any other entitlement to shares awarded, cancelled, exercised, vested, unvested or outstanding in the Participant's favor, for the purpose of implementing, administering and managing the Plan ("Personal Data");

(ii)	providing or transferring Personal Data to the Company is necessary and essential to the Participant's participation in the Plan and that the Participant's refusal to provide Personal Data or withdrawal of consent to the collection, storage or transfer of Personal Data may affect the Participant's ability to participate in the Plan since it would be impossible for the Company to comply with its contractual obligations under the Plan;

(iii)	the Participant's Personal Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in the Participant's country or elsewhere, and that the recipient's country may have different data privacy laws and protections than the Participant's country;

(iv)	the Participant has been informed that the Company shall not transfer Personal Data from the Participant's country without requiring the recipient to comply with the requirements of the General Data Protection Regulation (as applicable) and applicable data protection laws, and that the Participant may request a list with the names and addresses of any potential recipients of the Personal Data by contacting his or her local human resources representative;

(v)	Personal Data will be held only as long as is necessary to implement, administer and manage the Participant's participation in the Plan and any potential claim made by the Participant in relation to any award; and

(vi)	the Participant may, at any time, exercise the right of access, rectification and cancelation of the Participant's personal data, oppose, request additional information about the storage and processing of Personal Data or refuse to the further processing of the Personal Data by contacting in writing the Participant's local human resources representative (who can be identified on the Company's intranet).

ADDITIONAL COUNTRY-SPECIFIC PROVISIONS

AUSTRALIA

Financial product advice: The Participant acknowledges and agrees that advice provided by the Company (if any) in relation to this Option is of a general nature only and does not take into account the objectives, financial situation or needs of the Participant. The Participant should consider obtaining advice from a person who is licensed by the Australian Securities and Investments Commission to give such advice. The Company is not licensed to provide financial product advice in Australia in relation to options and there is no cooling-off regime in Australia that applies in respect of the grant of options.

Risk of acquiring and holding Common Stock: The Participant acknowledges that there are risks of acquiring and holding Common Stock. Before accepting or exercising this Option, or acquiring the underlying Shares, the Participant should satisfy himself or herself that he or she has a sufficient understanding of these matters and should consider whether Common Stock is a suitable investment for the Participant, having regard to the investment objectives, financial circumstances and taxation position of the Participant.

(a)	The price at which Common Stock is quoted on the Nasdaq Global Select Market may decrease, even to the extent that the price is less than the price or prices paid for the Shares by the Participant.

(b)	There is no guarantee that an active market in Common Stock will continue. The number of potential buyers or sellers of Common Stock on the Nasdaq Global Select Market may vary at any time. This may increase the volatility of the market price of Common Stock.

(c)	The Company may not pay dividends on Common Stock at any particular level or at all. If the Company has paid dividends on Common Stock, it may cease to pay such dividends.

(d)	Holding Common Stock may have tax implications for the Participant and the tax regime applying to the Participant may change.

Market price of Common Stock: The Participant could, from time to time, ascertain the market price of Common Stock in Australian Dollars by obtaining the market price from the Nasdaq Global Select Market website, the Company's website or applicable U.S. publication, and multiplying that market price by a published exchange rate to convert U.S. Dollars into Australian Dollars.

BELGIUM

Timing and calculation basis of taxation. You are required to accept the offer of this Option in writing. If this Option is accepted by you on or prior to the 60th day following the offer, you will recognize taxable income on the 60th day following the date of the offer (date of grant), and you will be required to include the taxable income within your yearly income tax return covering the financial year during which occurred the date of grant. You will not be subject to income tax upon exercise of this Option. The amount of the taxable income is calculated as a certain percentage of the fair market value of the underlying shares at the date of the offer. The income will be taxed as compensation income and subject to income tax and social security contributions.

If this Option is only accepted by you after the 60th day following the date of the offer, you will not recognize taxable income on the date of grant but upon exercise, and you will be required to include the taxable income within your yearly income tax return covering the financial year during which occurred the exercise of this Option. The amount of taxable income will then be calculated on the basis of the fair market value of the stock acquired. The income will be taxed as compensation income and subject to income tax and social security contributions. Capital gains on sale. The capital gains on the sale of the stock are not taxable to the extent you qualify as a Belgian tax resident.

CANADA

Term of Option. For purposes of Section 2 of the Agreement, "Termination Date" means the later of: (i) the date that is the last day of any statutory notice period applicable to the Participant pursuant to applicable employment standards legislation; and (ii) the date that is designated by the Company or Affiliate to which the Participant provides services as the last day of the Participant's employment, term of office or engagement with the Company or Affiliate (as applicable); provided, that in the case of termination of employment by voluntary resignation by the Participant, such date shall not be earlier than the date notice of resignation was given. For certainty, except only as expressly required by applicable employment standards legislation, as amended or replaced, or agreed by the Company, no portion of this Option shall vest following the Participant's Termination Date and no period of notice or payment in lieu of notice in respect of a termination of an office or employment without Cause shall extend such Termination Date.

Method of Exercising Option. Payment of the Exercise Price for the Shares with respect to which this Option is exercised may not be made in either of the forms described in clause (b) or clause (c) of Paragraph 9 of the Plan.

DENMARK

Danish Stock Option Act. In accepting this Option, you acknowledge that you have received an Employer Statement translated into Danish, which is being provided to comply with the Danish Stock Option Act and which sets out the main terms of the Plan applying to you. To the extent more favorable to you and required to comply with the Stock Option Act, the terms set forth in the Employer Statement, including terms regarding vesting and forfeiture in connection with termination of your employment will apply to your participation in the Plan.

Exchange Control Notification. If you establish an account holding Shares or cash outside Denmark, you must report the account to the Danish Tax Administration. The form which should be used in this respect can be obtained from a local bank. (Please note that these obligations are separate from and in addition to the obligations described below.)

Securities and Tax Reporting Notification. You may hold Shares acquired under the Plan in a safety-deposit account (e.g., a brokerage account) with either a Danish bank or with an approved foreign broker or bank. If the Shares are held with a foreign broker or bank, you are required to inform the Danish Tax Administration about the safety-deposit account. For this purpose, you must file a Form V (Erklaering V) with the Danish Tax Administration. Both you and the broker or bank must sign the Form V. By signing the Form V, the broker or bank undertakes an obligation, without further request each year, to forward information to the Danish Tax Administration concerning the Shares in the safety-deposit account. In the event that the applicable broker or bank with which the account is held does not wish to, or pursuant to the laws of the country in question, is not allowed to assume such obligation to report, you will be solely responsible for providing certain details regarding the foreign brokerage or bank account and any Shares acquired in connection with the Plan and held in such account to the Danish Tax Administration as part of your annual income tax return. By signing the Form V, you authorize the Danish Tax Administration to examine the account. A sample of the Form V can be found at the following website: www.skat.dk.

In addition, if you open a brokerage account or a bank account with a U.S. bank, the account will be treated as a deposit account because cash can be held in the account. Therefore, you must also file a Form K (Erklaering K) with the Danish Tax Administration. Both you and the broker must sign the Form K. By signing the Form K, the broker or bank, as applicable, undertakes an obligation, without further request each year, to forward information to the Danish Tax Administration concerning the content of the deposit account. In the event that the applicable financial institution (broker or bank) with which the account is held does not wish to, or pursuant to the laws of the country in question, is not allowed to assume such obligation to report, you will be solely responsible for providing certain details regarding the foreign brokerage or bank account to the Danish Tax Administration as part of your annual income tax return. By signing the Form K, you authorize the Danish Tax Administration to examine the account. A sample of Declaration K can be found at the following website: www.skat.dk.

FRANCE

Language Consent. By accepting the grant, you confirm that you have read and understood the documents relating to the grant (the Plan, the Grant Notice and the Agreement, including this Appendix) which were provided in the English language. You confirm that you are fluent in English, written and spoken. You accept the terms of these documents accordingly.

Consentement Relatif a la Langue Utilisee.      En acceptant l'attribution, vous confirmez avoir lu et compris les documents relatfft a l'attribution (le Plan, l'Avis et le Contrat, y compris cette Annexe) qui ont ete communiqués en langue anglaise. Vous acceptez les termes de ces documents en connaissance de cause.

Tax Notification. This Option is not intended to qualify for favorable tax or social security treatment in France.

Exchange Control Notification. If you hold Shares outside of France or maintain a foreign bank account, you are required to report such to the French tax authorities when filing your annual tax return.

GERMANY

Taxes. The following provision supplements Section 1 of this Appendix A:

For the avoidance of doubt, under Section 1 of this Appendix A (which replaces Section 8 of the Agreement), the Company, inter alia, has the authority to deduct or withhold, or require the Participant to remit to the Company, an amount sufficient to satisfy applicable taxes (including wage taxes (Lohnsteuern), solidarity surcharges (Solidaritlitszuschllige), church taxes (Kirchensteuem) and social security contributions (Sozialversicherungsbeitriige)) arising from or relating to the (i) the grant, vesting or exercise of this Option or (ii) the delivery of the Shares. For the avoidance of doubt, Section 1 of this Appendix A shall remain unaffected.

ITALY

Data Privacy. The following provision replaces Section 3 of this Appendix A:

You understand that the Company and/or any Affiliate may hold certain personal information about you, including, without limitation, your name, home address and telephone number, date of birth, social insurance or other identification number, salary, nationality, job title, any Shares or directorships held in the Company or an Affiliate, details of all options, or any other entitlement to Shares awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing, managing, and administering the Plan ("Data") and in compliance with applicable laws and regulations.

You also understand that providing the Company with Data is necessary for the performance of the Plan and that your refusal to provide such Data would make it impossible for the Company to perform its contractual obligations and may affect your ability to participate in the Plan. The Controller of personal data processing is Intercept Pharmaceuticals, Inc., 10 Hudson Yards, 37th Floor, New York, NY 10001 and pursuant to Art. 6 let. b) and c) of the General Data Protection Regulation ("GDPR") and Legislative Decree no. 196/2003, its representative in Italy.

You understand that Data will not be publicized, but it may be transferred to the Company's designated broker/third party administrator for the Plan or such other stock plan service provider as may be selected by the Company in the future (any such entity, "Broker"), or other third parties involved in the management and administration of the Plan. You understand that Data may also be transferred to the independent registered public accounting firm engaged by the Company. You further understand that the Company and its Affiliates will transfer Data amongst themselves as necessary for the purposes of implementing, administering and managing your participation in the Plan, and that the Company and/or any Affiliate may each further transfer Data to third parties assisting the Company in the implementation, administration and management of the Plan, including any requisite transfer of Data to the Broker or other third party with whom you may elect to deposit any Shares acquired under the Plan. Such recipients may receive, possess, use, retain, and transfer Data in electronic or other form, for the purposes of implementing, administering, and managing your participation in the Plan. You understand that these recipients may be located in or outside the European Economic Area, such as in the United States or elsewhere, and in locations that might not provide the same level of protection as intended under Italian data privacy laws. In such case, the Company undertakes to comply with the applicable privacy law in order to ensure that the recipient meets the same standards provided by the European Union legislation, implementing appropriate and suitable safeguards, such as using standard clauses or equivalent safeguard measures as provided for by Art. 46 of the GDPR and paragraph 7 of Legislative Decree no. 196/2003. Should the Company exercise its discretion in suspending all necessary legal obligations connected with the management and administration of the Plan, it will delete Data as soon as it has completed all the necessary legal obligations connected with the management and administration of the Plan.

You understand that Data processing related to the purposes specified above shall take place under automated or non-automated conditions, anonymously when possible, that comply with the purposes for which Data is collected and with confidentiality and security provisions, as set forth by applicable laws and regulations, with specific reference to Art. 6 let. b) and c) of the GDPR and Legislative Decree no. 196/2003.

The processing activity, including communication, the transfer of Data abroad, including outside of the European Economic Area, as herein specified and pursuant to applicable laws and regulations, does not require your consent thereto, as the processing is necessary to performance of contractual obligations related to implementation, administration, and management of the Plan. You understand that, pursuant to Art. 15 of the GDPR and paragraph 7 of Legislative Decree no. 196/2003, you have the right to, without limitation, access, delete, update, correct, or terminate, for legitimate reason, the Data processing. Additionally, you understand that you may exercise the right to portability, within the limits set forth by Art. 20 of the GDPR.

Furthermore, you are aware that Data will not be used for direct-marketing purposes. In addition, Data provided can be reviewed and questions or complaints can be addressed by contacting your local human resources representative.

Grant Document Acknowledgment. In accepting the grant of this Option, you acknowledge that you have received a copy of the Plan, the Grant Notice and the Agreement, including this Appendix, and have reviewed the Plan, the Grant Notice and the Agreement, including this Appendix, in their entirety and fully understand and accepts all provisions thereof.

Foreign Asset Reporting Notification. If you are an Italian resident and, during any fiscal year, hold investments or financial assets outside of Italy (e.g., cash, Shares) which may generate income taxable in Italy (or if you are the beneficial owner of such an investment or asset even if you do not directly hold the investment or asset), you are required to report such investments or assets on your annual tax return for such fiscal year (on UNICO Form, RW Schedule, or on a special form if you are not required to file a tax return).

NORWAY

Securities and Tax Reporting Notification. You may hold Shares acquired under the Plan in a safety-deposit account (e.g., a brokerage account) with either a Norwegian bank or with an approved foreign broker or bank. If the Shares are held with a foreign broker or bank, you are required to inform the Norwegian Tax Administration about the safety-deposit account. You do this on forms RF-1088 and RF-1059 in connection with filing your annual tax return ("selvangivelse"). Shares held with a Norwegian bank will be reported automatically.

PORTUGAL

Language Consent. By accepting the grant of this Option, you confirm that you have read and understood the documents relating to the grant (the Plan, the Grant Notice and the Agreement, including this Appendix) which were provided to you in English language. You confirm that you are fluent in English, written and spoken. You accept the terms of these documents accordingly.

Grant Document Acknowledgment. In accepting the grant of this Option, you acknowledge that you have received a copy of the Plan, the Grant Notice and the Agreement, including this Appendix, and have reviewed the Plan, the Grant Notice and the Agreement, including this Appendix, in their entirety and fully understand and accept all provisions thereof.

Tax Reporting Obligation. If the Shares acquired under the Plan are held with a foreign broker or bank, you are required to inform the Portuguese Tax Authorities about the existence of such account. For this purpose, within the annual submission of your personal income tax return you must file Annex J with the Portuguese Tax Administration, identifying the account by reference to the applicable IBAN — International Bank Account Number and BIC - Bank Identifier Code.

Income arising out of the Plan and/or derived from the Shares is subject to reporting to the Portuguese Tax Authorities.

Data Privacy. The following provision replaces Section 3 of this Appendix A:

You understand that the Company holds certain personal information about you, including, but not limited to, your name, home address and telephone number, work location and phone number, date of birth, hire date, details of all awards or any other entitlement to shares awarded, cancelled, exercised, vested, unvested or outstanding in the Participant's favor, for the purpose of implementing, administering and managing the Plan ("Personal Data").

You understand that the providing or transferring of Personal Data to the Company is necessary and essential to your participation in the Plan and that your refusal to provide Personal Data or withdrawal of consent to the collection, storage or transfer of Personal Data may affect your ability to participate in the Plan since it would be impossible for the Company to comply with its contractual obligations under the Plan.

You understand that your Personal Data may be transferred to any third parties assisting in the implementation, administration and management of the Plan, that these recipients may be located in the Participant's country or elsewhere, and that the recipient's country may have different data privacy laws and protections than the Participant's country.

You were informed that the personal data communicated outside of Portugal will be protected identically as provided for in Law No. 67/98, of 26 October, and that you may request a list with the names and addresses of any potential recipients of the Personal Data by contacting your local human resources representative.

You authorize the recipients to receive, possess, use, retain and transfer the Personal Data, in electronic or other form, for the purposes of implementing, administering and managing your participation in the Plan.

You understand that Personal Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan and any potential claim of the Participant.

You understand that you may, at any time, exercise of the right of access, rectification and cancelation of your personal data, oppose, request additional information about the storage and processing of Personal Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative (who can be identified on the Company's intranet).

SPAIN

Taxes. The following provision supplements Section 1 of this Appendix A:

Pursuant to Royal Decree-Law 13/2011 of 16 September (as amended), wealth tax (Impuesto sobre el Patrimonio) has been temporarily restored in Spain. If the Participant's only foreign assets are the Shares and the value of the Shares on 31 December exceeds the specified threshold the Participant will be required to make a declaration to the Spanish tax authorities between 1 January and 31 March of the immediately following year. The Participant much declare foreign rights and assets including (i) ISIN code of Shares; (ii) the name and corporate domicile of the issuing company; and (iii) the number, class, and value of the Shares held as of 31 December.

Exchange Controls. The Participant is responsible for complying with exchange control regulations in Spain. Declaration of the acquisition of Shares for statistical purposes to the Direccion General de Comercio e Inversiones (DGCI) of Ministerio de Economia is compulsory (i) if the purchase price exceeds the specified threshold; (ii) if the investor holds a stake of at least 10 percent in the Company; or (iii) if the investor belongs to the Company' s board of directors. If Participants purchase any Shares through the use of a Spanish financial institution, the institution will automatically make the declaration to the DGCI; otherwise the Participant must make the declaration by filing the appropriate form with the DGCI. The Participant must also declare ownership of Shares with the DGCI in January of each year.

Data Privacy. The following provisions replace Section 3 of this Appendix A:

The Participant's personal data will be processed by Intercept Pharmaceuticals, Inc. (the "Data Controller") with a corporate domicile at 10 Hudson Yards, 37th Floor, New York, NY 10001.

The purpose of the processing is to implement the Grant Notice and the Agreement under the Plan, verify eligibility conditions and develop and perform the contractual and legal obligations arising thereof. The processing of the Participant's personal data is necessary for such purposes and its legal basis are the execution and development of the contractual relationship and, if applicable, the compliance with legal duties applicable to the Data Controller. Personal data will be processed whilst the Participant holds the relevant awards and, after this, for six years, or, exceptionally, for the period during which any kind of liability may arise from a legal or contractual obligation applicable to the Data Controller.

The Participant's personal data will be transferred outside the European Economic Area, to the United States, where Intercept Pharmaceuticals, Inc. is located. A copy of the relevant appropriate safeguards subscribed in order to carry out such international data transfer can be requested from human resources. Additionally, the Participant's personal data may be disclosed only to those group companies which may have a legal basis for processing this personal data.

The Participant may exercise his/her right of access, rights to rectification, erasure, objection, data portability, restriction of processing and any other right recognized by the applicable regulations from time to time, by sending a request to human resources. The Participant may also file any claim or request related to his or her data protection rights with the relevant supervisory authority. The personal data processed for the purposes described above derives from the execution of the Participant's employment agreement or, in case that the Participant is an independent professional, the relevant services agreement.

UNITED KINGDOM

MC Joint Election. Unless the Company permits otherwise, this Option may not be exercised unless and until the Company (or the employing entity) has received from the Participant a duly completed joint election with the Company and his or her employing entity (in the form prescribed by the Company from time to time) to the effect that the Participant will become liable, so far as permissible by law, for the whole of employer national insurance contributions which may arise in connection with this Option and the Shares which may be or are acquired on the exercise of this Option.

Taxes. The following provision supplements Section 1 of this Appendix A:

The amount of the Participant Tax Liability may be withheld in cash from such remuneration. The Participant further agrees that, if the Company does not withhold an amount from the Participant's remuneration sufficient to satisfy the Participant Tax Liability, the Participant will reimburse the Company on demand, in cash, for the amount under-withheld. Without limiting the foregoing, the Participant agrees (i) that the Participant shall, promptly upon being requested to do so by the Company, the Participant's employer or former employer (as appropriate), elect (using a form approved by HM Revenue & Customs) that the whole or any part of the liability for employer National Insurance Contributions shall be transferred to the Participant; and (ii) to enter into a joint election, under section 431(1) or 431(2) of the Income Tax (Earnings & Pensions) Act 2003, in respect of the Shares delivered pursuant to the award, if required to do so by the Company, the Participant's employer or former employer, before, on or within 14 days after any date of delivery of such Shares.